SiteWit Corp.



ANNUAL REPORT

5201 W Kennedy Blvd, Suite 500

Tampa, FL 33626

(813) 817-1571

https://www.kliken.com/

This Annual Report is dated April 14, 2023.

BUSINESS

SiteWit Corp. (d.b.a. "Kilken" or the "Company") is a C-Corp. organized under the laws of the state of Florida on June 18, 2009. Prior to incorporating as a C Corp, SiteWit Corp. operated as a Limited Liability Company named CliQuality LLC.

Kliken specializes in making online marketing and advertising accessible for small to medium e-commerce and service businesses.

We know that business owners are already short on time, and more often than not, are not marketing experts. The online advertising market has too many choices, a steep learning curve, and a seeming lack of transparency which causes most small business owners to question whether they can advertise online effectively even though they know they need to do so.

That's why Kliken built a platform that simplifies the process across Facebook, Google, and the Open Web with Kliken Ads. Campaigns can be completed in under 5 minutes while Kliken's AI takes the heavy lifting out of optimization, reporting, retargeting, and more, so owners can get back to what they do best - run their business.

Kliken has generated over $22 Million in Revenue in the last 3 years and helped our customers generate over $200 Million dollars in sales for their online stores. With over 100 million products under management, Kliken is one of the leading e-commerce marketing platforms, helping customers advertise their stores efficiently. Our average customer sees $6 in sales for every $1 they spend with Kliken on advertising campaigns.

All intellectual property is owned, and all rights are retained by, Kliken. No employee owns or has a claim to any of Kliken's intellectual property.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $6,221,013.25

Number of Securities Sold: 32,966

Use of proceeds: Building Google Shopping, Facebook, Kliken Ads platform and growing the business through partnerships

Date: August 12, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2021 was $9,602,231 compared to $9,689,835 in fiscal year 2022.

2022 was an almost flat year, with revenues increasing 0.9% year on year. The reason for this was that in Q3 and Q4 of 2022 we started seeing the results of the adverse economic conditions and high inflation for our customers. Many of them reduced their marketing budgets due to the effect inflation was having on their sales since many of their customers cut spending and they consequently reduced their marketing budgets.

Cost of sales

Cost of Sales for fiscal year 2021 was $7,664,686 compared to $8,098,060 in fiscal year 2022.

We saw a slight increase in Cost of Sales of 5.6%. This was mostly due to increases in campaign budgets in the first 8 months of 2022. As customers bought more marketing, their associated spend (COGS) increased with their increased marketing budgets.

Gross margins

Gross margins for fiscal year 2021 were $1,937,545 (20%) compared to $1,591,776 (16%) in fiscal year 2022.

Gross margins decreased in 2022 due to a decrease in management and automation fees and an increase in refunds due to the uncertain economic times we are experiencing and the impact it is having on small businesses.

Expenses

Expenses for fiscal year 2021 were $3,492,610 compared to $3,525,559 in fiscal year 2022.

Operating expenses were up 2.98% mostly due to increases in the cost of hosting in AWS and other operational platforms like Zendesk and accounting service fees as we outsourced our accounting to Pilot.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we have a solid foundation for growth and through the introduction of Kliken Ads we have added another high margin revenue line that will propel our future growth. Past cash was primarily generated through sales and equity investments. Our goal is to grow our margins and revenue through Kliken Ads and make it a profit center of over $10 Million a year by the end of 2024.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $396,345.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Loan Agreement - Ricardo Lasa

Amount Owed: $3,500,000.00

Interest Rate: 10.0%

Maturity Date: December 31, 2026

The loan agreement with the co-founders and the CEO, Ricardo Lasa is credit facility with maximum borrowing capacity of $3,500,000. As of December 31, 2022, $2,925,000 is left available to the company.

Creditor: SERVISFIRST BANK- bank loan

Amount Owed: $988,015.00

Interest Rate: 8.25%

Maturity Date: November 15, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ricardo Lasa

Ricardo Lasa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: March, 2010 - Present

Responsibilities: Overall strategy, business performance, partnerships and product. C.E.O. - Day to Day Management of Sitewit (d.b.a. Kliken) with significant focus on partner channels and funding. Salary & Equity Ownership: $75,000 and 49.7% fully diluted ownership.

Position: Director

Dates of Service: January, 2010 - Present

Responsibilities: Board of directors

Name: Donald Berndt

Donald Berndt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientist

Dates of Service: March, 2010 - Present

Responsibilities: As Chief Scientist, I am responsible for identifying emerging data science technologies and suggesting applications to core business challenges at Kliken. Charged with the development, design and testing of Sitewit's machine-learning activities. Salary & Equity Ownership: $25,000 and 4.5% ownership.

Position: Director

Dates of Service: January, 2010 - Present

Responsibilities: Board of Directors

Name: Christopher Lord

Christopher Lord's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: March, 2010 - Present

Responsibilities: Oversees all technical decisions relating to products and application environments. CTO charged with designing the Company's IT infastructure and reporting databases. Salary & Equity Compensation: $135,000

Name: James McCart

James McCart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief AI Officer

Dates of Service: December, 2010 - Present

Responsibilities: James is responsible for facilitating company R&D initiatives, as well as planning and co-leading development efforts.Charged with the design and implementation of the Company's Ai algorithms and product design integration with 3rd party partners and platforms, in tandem with Jessie Baynard. Salary & Equity Compensation: $130,000

Name: Jesse Baynard II

Jesse Baynard II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Engineering

Dates of Service: March, 2010 - Present

Responsibilities: Responsible for co-leading the development team at Kliken. Charged with the design, development and implementation of the Company's product suite in tandem with James McCart. Salary & Equity Compensation: $130,000

Name: Charles Fox

Charles Fox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO & Principal Accounting Officer

Dates of Service: June, 2022 - Present

Responsibilities: As COO I am charged with the financial & regulatory aspects of Sitewit, Corp and our operations. Supporting the CEO, I will be engaged on the monitoring of the raise as well as compiling financial and operational updates for prospective and active investors. Salary & Equity Compensation: $155,000

Other business experience in the past three years:

Employer: Escher Group Ltd

Title: Group Financial Controller

Dates of Service: August, 2019 - May, 2022

Responsibilities: Group Financial Controller for Escher Group Ltd and Director of Escher Group (Irl) Ltd and NG Postal FinCo Ltd, leading the Financial/Regulatory Accounting and Reporting functions along with Tax, Financial Operations including M&A, integrations and and funding activities.

Other business experience in the past three years:

Employer: EVO Payments Intl.

Title: VP Finance

Dates of Service: October, 2014 - April, 2019

Responsibilities: Shared Service Center Head of function for Ireland, UK and Malta, including Financial/Regulatory Accounting and Reporting functions for local and global requirements (SEC Quarterly - NASDAQ) along with Tax, Financial Operations including M&A, integrations and and funding activities.

Name: Marc Fratello

Marc Fratello's current primary role is with Marxent Labs. Marc Fratello currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2012 - Present

Responsibilities: Board of Directors. Marc Fratello has a yearly salary of $25,000 and owns 773,800 fully diluted shares.

Other business experience in the past three years:

Employer: Marxent Labs

Title: Business Development

Dates of Service: January, 2018 - Present

Responsibilities: Business Development

Name: Jonathan Gordon

Jonathan Gordon's current primary role is with Stage 1 Ventures. Jonathan Gordon currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: October, 2012 - Present

Responsibilities: Board of Directors. Jonathan does not receive a salary.

Other business experience in the past three years:

Employer: Stage 1 Ventures

Title: Managing Partner and Co-Founder

Dates of Service: January, 2006 - Present

Responsibilities: Managing venture capital investments for Stage 1

Name: Marc Sokol

Marc Sokol's current primary role is with Florida Funders. Marc Sokol currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: February, 2016 - Present

Responsibilities: Board of Directors. Marc does not receive a salary.

Other business experience in the past three years:

Employer: Florida Funders

Title: Managing Partner

Dates of Service: July, 2016 - Present

Responsibilities: Managing venture capital investments for Florida Funders

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ricardo Lasa

Amount and nature of Beneficial ownership: 850,000

Percent of class: 45.62

Title of class: Series A-1 Preferred Stock

Stockholder Name: Ricardo Lasa

Amount and nature of Beneficial ownership: 41,964

Percent of class: 45.62

Title of class: Series A-2 Preferred Stock

Stockholder Name: Ricardo Lasa

Amount and nature of Beneficial ownership: 556,100

Percent of class: 45.62

Title of class: Series B-1 Preferred Stock

Stockholder Name: Ricardo Lasa

Amount and nature of Beneficial ownership: 1,331,100

Percent of class: 45.62

Title of class: Series B-2 Preferred Stock

Stockholder Name: Ricardo Lasa

Amount and nature of Beneficial ownership: 2,212,600

Percent of class: 45.62

RELATED PARTY TRANSACTIONS

Name of Entity: Ricardo Lasa

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On October 1, 2022, the Company entered into a loan agreement with one of its co-founders and the CEO, Ricardo Lasa.

Material Terms: The Company can borrow up to the sum of $1,500,000. The loan bears an interest of 10% per annum and has a maturity date on December 31, 2026. As of December 31, 2022, the outstanding balance of the loan is $575,000.

OUR SECURITIES

The company has authorized Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Common Stock, and Series C Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 300,486 of Series C Preferred Stock.

Series A-1 Preferred Stock

The amount of security authorized is 306,300 with a total of 306,300 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series A-1 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series A-2 Preferred Stock

The amount of security authorized is 2,045,400 with a total of 2,045,400 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series A-2 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The total amount outstanding includes 739,000 shares to be issued pursuant to outstanding warrants.

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series B-1 Preferred Stock

The amount of security authorized is 3,262,800 with a total of 3,262,800 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series B-1 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The total amount outstanding includes 1,577,600 shares to be issued pursuant to outstanding warrants.

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the

Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series B-2 Preferred Stock

The amount of security authorized is 3,296,600 with a total of 3,296,600 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series B-2 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Common Stock

The amount of security authorized is 12,474,400 with a total of 1,971,600 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 155,600 shares to be issued pursuant to stock options issued in the 2010 Equity Incentive Plan.

The total amount outstanding includes 516,000 shares to be issued pursuant to stock options issued in the 2022 Omnibus Incentive Plan.

Series C Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series C Preferred Stock.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series C Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Conversion Rights

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think is a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series C Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the advertising /

ecommerce software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series C Preferred Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series C Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and the advertising platforms themselves. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kliken or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kliken could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2023.

SiteWit Corp.

By   /s/ *Ricardo Lasa*

    Name: SiteWit Corp.

Title: CEO, Director

Exhibit A

FINANCIAL STATEMENTS

SITEWIT CORP.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SiteWit Corp.
Tampa, Florida

We have reviewed the accompanying consolidated financial statements of SiteWit Corp. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 24, 2023
Los Angeles, California

SITEWIT CORP.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	422,004	$	964,243
Acccounts Receivable, net		11,736		1,522
Prepaids and Other Current Assets		57,089		27,025
Total Current Assets		**490,828**		**992,790**
Intangible Assets		816,574		556,990
Total Assets	$	**1,307,402**	$	**1,549,781**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,288,522	$	834,624
Credit Cards		122,696		144,064
Deferred Revenue		20,573		20,627
Other Current Liabilities		255,674		788,789
Total Current Liabilities		**1,687,464**		**1,788,103**
Promissory Notes and Loans		1,546,959		988,015
Accrued Interest on Promissory Note		9,726		-
Total Liabilities		**3,244,149**		**2,776,118**
STOCKHOLDERS EQUITY				
Common Stock		130		130
Series A-1 Preferred Stock		31		31
Series A-2 Preferred Stock		131		131
Series B-1 Preferred Stock		169		169
Series B-2 Preferred Stock		330		132
Additional Paid in Capital		19,464,964		18,165,049
Retained Earnings/(Accumulated Deficit)		(21,402,500)		(19,391,979)
Total Stockholders' Equity		**(1,936,747)**		**(1,226,337)**
Total Liabilities and Stockholders' Equity	$	**1,307,402**	$	**1,549,781**

See accompanying notes to financial statements.

SITEWIT CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	9,689,835	$	9,602,231
Cost of Goods Sold		8,098,060		7,664,686
Gross profit		1,591,776		1,937,545
Operating expenses				
General and Administrative		3,352,352		3,308,692
Sales and Marketing		173,206		183,918
Total operating expenses		3,525,559		3,492,610
Operating Income/(Loss)		(1,933,783)		(1,555,065)
Interest Expense		65,863		45,186
Other Loss/(Income)		10,875		(209,994)
Income/(Loss) before provision for income taxes		(2,010,521)		(1,390,257)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(2,010,521)	$	(1,390,257)

See accompanying notes to financial statements.

SITEWIT CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid In	Retained earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2020	**13,000**	**$ 130**	**3,063**	**$ 31**	**13,064**	**$ 131**	**16,852**	**$ 169**	**9,424**	**$ 94**	**$ 16,787,224**	**$ (18,001,722)**	**$ (1,213,944)**
Issuance of Stock		-		-		-		-	3,796	38	1,365,529		**1,365,567**
Share-Based Compensation											12,297		12,297
Net income/(loss)												(1,390,257)	(1,390,257)
Balance—December 31, 2021	13,000	130	3,063	31	13,064	131	16,852	169	13,220	132	18,165,049	$ (19,391,979)	**$ (1,226,337)**
Issuance of Stock	-	-	-	-	-	-	-	-	19,746	**197**	1,248,437		1,248,635
Share-Based Compensation											51,477		51,477
Net income/(loss)												(2,010,521)	(2,010,521)
Balance—December 31, 2022	**13,000**	**$ 130**	**3,063**	**$ 31**	**13,064**	**$ 131**	**16,852**	**$ 169**	**32,966**	**$ 330**	**$ 19,464,964**	**$ (21,402,500)**	**$ (1,936,747)**

See accompanying notes to financial statements.

SITEWIT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,010,521)	$	(1,390,257)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		4,008
Amortization of Intangibles		316,382		416,332
Share-based Compensation		51,477		12,297
Changes in operating assets and liabilities:				
Acccounts receivable, net		(10,214)		2,201
Prepaids and Other Current Assets		(30,064)		(21,401)
Accounts Payable		453,898		331,942
Deferred Revenue		(54)		7,736
Credit Cards		(21,368)		50,482
Accrued Interest on Promissory Note		9,726		
Other Current Liabilities		(533,115)		676,511
Net cash provided/(used) by operating activities		**(1,773,853)**		**89,849**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(575,966)		(611,930)
Net cash provided/(used) in investing activities		**(575,966)**		**(611,930)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,248,635		1,365,567
Borrowing on Promissory Notes and Loans		558,945		-
Repayment of Promissory Notes and Loans		-		(472,400)
Net cash provided/(used) by financing activities		**1,807,579**		**893,167**
Change in Cash		(542,240)		371,086
Cash—beginning of year		964,243		593,157
Cash—end of year	$	**422,004**	$	**964,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	65,863	$	45,186
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

SITEWIT CORP.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1. NATURE OF OPERATIONS

SiteWit Corp. was incorporated on June 18, 2009, in the state of Florida. On 21 November 2018, the company Kliken GmbH was incorporated in Switzerland, which is a subsidiary fully owned by SiteWit Corp since its establishment. The consolidated financial statements of SiteWit Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Kliken has been recognized as an expert in search and shopping ads across the globe. In 2022, Kliken released Kliken Ads, a first-of-its kind ad network, giving small business owners access to ad technology that was previously out of reach and beyond their budget. With over twenty-three global e-commerce brands as partners and over 92 million products under management, Kliken is uniquely positioned to provide top-class, market-leading products and services with leading platforms to the global marketplace allowing any and all businesses to become marketing experts with the click of a button. Kliken operates a platform that allows any business (small, medium, or large) to utilize its services to connect to three main advertising platforms (Google, Meta, The Trade Desk) among others and most advertising products they may offer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $465,160, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its platform/software development costs, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

SiteWit Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

Income Taxes (continued)

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing the services on its platform.

Cost of sales

Costs of goods sold include the cost of sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $173,206 and $183,918, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. While the pandemic had numerous global economic impacts, the Company was uniquely placed to leverage the pandemic however, as the changing economic and regulatory environment expedited the transition from physical store sales to online marketplaces. The Company's focus on delivering marketing services exists as a key piece of this continued transition. The Company recognizes the impact of the pandemic on the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance, however Management believe that the continued shift to the online, eCommerce market place which was previously occurring and which accelerated during the pandemic, is not likely to reverse giving the Company a strong platform for continued operations and growth for customers across it's platform.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	57,089	23,110
Other Current Asset	-	3,915
Total Prepaids and Other Current Assets	$ 57,089	$ 27,025

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	239,829	780,364
Sublease Rental Security Deposits Payable	7,000	7,000
Tax Payable	8,845	490
Other current liabilities		935
Total Other Current Liabilities	$ 255,674	$ 788,789

4.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
SiteWit Development (Ads marketing platform)	$ 7,260,009	$ 6,684,043
Intangible assets, at cost	**7,260,009**	**6,684,043**
Accumulated amortization	(6,443,435)	(6,127,052)
Intangible assets, Net	$ 816,574	$ 556,990

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022, and 2021 was in the amount of $316,382 and $416,332, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ (316,382)
2024	(316,382)
2025	(183,809)
2026	
Thereafter	-
Total	$ (816,574)

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 109,744 shares of Common Stock with a par value of $0.01. As of December 31, 2022, and December 31, 2021, 13,000 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 3,063 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 3,063 shares have been issued and are outstanding.

Series A-2 Preferred Stock

The Company is authorized to issue 20,454 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 13,064 shares have been issued and are outstanding.

Series B-1 Preferred Stock

The Company is authorized to issue 32,628 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 16,852 shares have been issued and are outstanding.

Series B-2 Preferred Stock

The Company is authorized to issue 32,966 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 32,966 shares and 13,220 shares have been issued and are outstanding, respectively.

6.   SHAREBASED COMPENSATION

During 2010 and 2022, the Company authorized the 2010 Equity Incentive Plan and 2022 Omnibus Incentive Plan. The Company reserved 6,717 shares of its Common Stock pursuant to the both plans, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options per 2010 Equity Incentive Plan activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	1,556	$ 28.54	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	1,556	$ 28.54	2.82
Exercisable Options at December 31, 2021	1,556	$ 28.54	2.82
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,556	$ 28.54	1.82
Exercisable Options at December 31, 2022	1,556	$ 28.54	1.82

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $0 and $0, respectively

A summary of the Company's stock options per 2022 Omnibus Incentive Plan activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	5,160	$ 28.54	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	5,160	$ -	2.71
Exercisable Options at December 31, 2022	5,160	$ -	2.71

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $50 and $0, respectively.

Warrants

A summary of the Company's stock warrants and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	14,462	$ -	-
Granted	3,796		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	18,258	$ -	-
Granted	21,391	$ 3.24	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	39,649	$ -	3.47

Stock warrants expenses for the years ended December 31, 2022 and December 31, 2021 were $51,428 and $12,297, respectively.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement - Ricardo Lasa	$ 1,500,000	10.00%	11/15/2020	12/31/2026	$ 9,726	9,726	$ -	$ 575,000	$ 584,726
SERVISFIRST BANK- bank loan	$ 988,015	8.25%	11/23/2022	11/15/2026	$ 81,511	-	$ -	$ 971,959	$ 971,959
Total					$ 91,237	$ 9,726	$ -	$ 1,546,959	$ 1,556,686

The loan agreement with the co-founders and the CEO, Ricardo Lasa is credit facility with maximum borrowing capacity of $1,500,000. As of December 31, 2022, $925,000 is left available to the company.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ -
2024	-
2025	-
2026	1,546,959
2027	-
Thereafter	-
Total	**$ 1,546,959**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (511,838)	$ (514,404)
Valuation Allowance	511,838	514,404
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 December 31,2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,570,992)	$ (1,059,153)
Valuation Allowance	1,570,992	1,059,153
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,295,892, and the Company had state net operating loss ("NOL") carryforwards of approximately $275,099. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On October 1, 2022, the Company entered into a loan agreement with one of its co-founders and the CEO, Ricardo Lasa. The Company can borrow up to the sum of $1,500,000. The loan bears an interest of 10% per annum and has a maturity date on December 31, 2026. As of December 31, 2022, the outstanding balance of the loan is $575,000.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 1, 2021, the Company entered into a sublease agreement with Atlas Reality Group LLC and Bluegrey Mortgage LLC to rent premises located at Tampa, Florida. The base rent starts from $6,000 per month and the lease ends on May 31, 2024. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 75,000
2024	35,000
2025	-
2026	-
Thereafter	-
Total future minimum operating lease payments	**$ 110,000**

Rent expenses were in the amount of $70,234 and $158,612 as of December 31, 2022 and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through February 24, 2023, which is the date the consolidated financial statements were available to be issued.

On February 23, 2023 the Company secured an amendment to the promissory note issued by Ricardo Lasa for an additional two-million U.S. dollars.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

CERTIFICATION

I, Ricardo Lasa , Principal Executive Officer of SiteWit Corp., hereby certify that the financial statements of SiteWit Corp. included in this Report are true and complete in all material respects.

Ricardo Lasa

CEO, Director